FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 21, 2014 announcing that it will supply satellite equipment as part of a tender won by Gilat Satcom to provide satellite services to the Israeli Government.
Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated January 21, 2014	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Satcom and Gilat Satellite Networks to Supply
Fixed and On-the-Move Satellite Services to Israeli Government

-Tender calls for providing equipment, services and maintenance for all offices and national companies-

PETAH TIKVA, Israel, <date>  -- Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that it will supply satellite equipment as part of a tender won by Gilat Satcom to provide satellite services to the Israeli Government.

Over the course of three years, Gilat Satcom will supply fixed and satellite-on-the-move (SOTM) communications services based exclusively on Gilat Satellite Networks equipment. The solution includes VSATs, low-profile and tracking satellite antennas, ensuring high-availability communications for the various government offices on a daily basis, as well as in emergency conditions.

Gilat Satcom’s choice of Gilat Satellite Networks is based on its extensive, proven experience with a wide variety of customers in Israel and abroad, both for the government and defense sectors and commercial customers.

“We chose Gilat Satellite Networks because of its products’ high performance and reliability, and because of the excellent, long-term relationship between the companies,” said Dan Zajicek, CEO of Gilat Satcom. “We view this award as a vote of confidence in the services we have already provided to Israel’s government offices, solidifying Gilat’s Satcom’s position as the leading satellite communications service provider for the government and the public sector.”

“This award reinforces that Gilat Satellite Network satellite broadband communications equipment is among the most advanced and reliable in the world,” said Chico Tamir, Brigadier General (Res.) Corporate VP President, Defense & HLS Division of Gilat Satellite Networks. “Gilat is pleased about the prospect of becoming the Israeli government’s supplier of choice, and we’re happy for this latest opportunity to cooperate with such a leading, professional satellite communications services provider like Gilat Satcom.”

About Gilat Satellite Networks
Gilat Satellite Networks Ltd (Nasdaq:GILT) (TASE:GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

About Gilat Satcom
Gilat Satcom is a communication solutions provider that offers satellite and fiber-based connectivity solutions in Africa, Asia and the Middle East. With successful deployments in 50 countries, Gilat Satcom consistently deliver high-quality, cost-effective and efficient communications solutions to telcos, ISPs, governments, enterprise customers and international organizations.

The company operates three international teleports in Europe and the Middle East, fourteen hubs/PoPs in Africa and two PoPs in Europe. In addition, Gilat Satcom is a shareholder in WIOCC, owners of the Eastern Africa Submarine Cable System (EASSY), and in the West Africa Cable System (WACS), with undersea fiber optic cable systems connecting eastern and western Africa to the rest of the world. The company provides space segments over numerous satellites including Intelsat, Telesat, Hellas Sat, ABS, SES-NewSkies and others.

As a subsidiary of Eurocom Group, Gilat Satcom has a strong financial stability. For more information, please visit the website: http://www.gilat.net
Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995.  The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com